UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm announces extension to Rights Issue closing date
Brisbane, Australia — 27 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Further to the shareholder letter released to ASX today, Metal Storm confirms that the Board has today resolved to extend the closing date of the non-renounceable rights issue by six days to Monday 6 September 2010.
Eligible shareholders who wish to participate in the rights issue are encouraged to submit their application as soon as possible to ensure it is received by the closing date.
The revised dates for the rights issue are set out below:

Closing Date — last date for receipt of applications (5.00 pm AEST)	6 September 2010
Trading of New Shares expected to commence on ASX on a deferred settlement basis	7 September 2010
Allotment Date — date New Shares and New Options are issued	14 September 2010
Normal trading of New Shares expected to commence on ASX	15 September 2010
Holding statements for New Shares and New Options expected to be sent	17 September 2010

*	The Company reserves the right to vary the timetable without notice.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Metal Storm Limited
ACN 064 270 006
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm obtains $1.7M in investment commitments
Brisbane, Australia – 27 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence Technology specialist Metal Storm is pleased to announce that it has entered into subscription agreements with two existing shareholders and one former shareholder to subscribe for up to $1.7M in Metal Storm shares and options.
The terms of the subscription agreements allow Metal Storm, at its sole discretion, to require the investors to subscribe for up to a maximum of $1.7M worth of shares at an issue price of $0.01 per share, with Metal Storm to issue the investors with three options (exercisable for $0.015) for every share allotted for no additional consideration. These terms are the same as the terms of the Rights Issue set out in Metal Storm’s Rights Issue Prospectus dated 3 August 2010 and released to ASX on that date.
The Rights Issue is currently open for applications and is due to close on Monday 6 September 2010.
Within three months of the Rights Issue closing, Metal Storm intends to use the subscription agreements to place all or part of the shortfall of securities under the Rights Issue.
Metal Storm is not required to pay any fees or other consideration to the investors under the subscription agreements.
The issue of securities under one of the subscription agreements may result in an existing shareholder acquiring a holding of more than 5%, but less than 20%, of Metal Storm shares on issue. If this occurs, further disclosure will be provided. In any event, after the close of the Rights Issue, Metal Storm will announce the total amount of funds raised under the Rights Issue and the subscription agreements.
Metal Storm CEO, Dr Lee Finniear, welcomed the investor commitments.
“These subscription agreements allow the Company to guarantee that it can raise at least $1.7M after the close of the Rights Issue,” he said. “All eligible shareholders should note that their investment in the Rights Issue will join up to $1.7M already committed outside of the Rights Issue subscription process.”
“I would also like to remind all eligible shareholders that they are able to oversubscribe by applying for additional securities in excess of their entitlements should they wish to do so.”
“I thank all shareholders for their continuing support for the Company as we move into the production phase of our life-cycle.”
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

*S000001Q01*

Metal Storm Limited ABN 99 064 270 006

PO Box 3221
Darra Qld 4076
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
27 August 2010
000001 000 mst
MR JOHN SMITH
1 FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Dear Shareholder
METAL STORM RIGHTS ISSUE — REMINDER
We are pleased to inform you that the closing date for the Metal Storm Rights Issue has been extended to 5.00 pm on Monday 6 September 2010 (Closing Date). There will be no further extension to the Closing Date.
The Board commends the Rights Issue to you and encourages you to carefully consider taking up your right to subscribe for shares and options before the Closing Date if you have not already done so.
The issue price of shares under the Rights Issue is $0.01 per share. If you participate, you will also receive three options (at an exercise price of $0.015) for every share allotted for no additional consideration. The options are exercisable for three years, and there is no obligation to exercise them by paying the exercise price unless you wish to be issued further shares.
On 3 August, Metal Storm announced its first volume production weapons contract for 500 MAUL™ weapons plus 50,000 rounds of ammunition with the Correctional Service of Papua New Guinea. The contract remains subject to ratification through the usual government protocols; however, upon ratification the Company will bring its MAUL weapon and ammunition into manufacture in order to fulfill this order. The Company’s first volume production weapons contract is an important milestone in the Company’s history and will allow the Company to market these products aggressively with the aim of securing additional volume weapons orders.
The Rights Issue allows you to apply for more shares than your 1:4 entitlement. By oversubscribing you may be issued additional shares (with three options for every additional share allotted for no additional consideration) if other shareholders do not take up their full entitlement.
Remember, Monday 6 September is the Closing Date. If you wish to participate in the Rights Issue, the Board encourages you to submit your application as soon as possible to ensure it is received by the Closing Date. If you require a new application form, please contact Computershare Investor Services Pty Limited during business hours on 1300 552 270 within Australia or +61 3 9415 4000 outside Australia.
On behalf of the Board, I thank you for your support and look forward to your participation.
Sincerely,
Mr Peter R Wetzig
Company Secretary
Metal Storm Limited
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Appendix 4C Monthly report for
entities admitted on the basis of
commitments

Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
   Name of entity
Metal Storm Limited

ABN	Month ended (“current Month”)
99 064 270 006	31 July 2010
     Consolidated statement of cash flows
Cash flows related to operating activities

			Current	Year to date
			Month	(7 months)
			$A’000	$A’000

1.1		Receipts from customers	413	1,058
1.2	Payments for	(a) staff costs	(334)	(2,310)
		(b) advertising and marketing	—	—
		(c) research and development	(78)	(217)
		(d) leased assets	—	—
		(e) other working capital	(494)	(2,282)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	1	8
1.5		Interest and other costs of finance paid	—	(216)
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(492)	(3,959)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

		Current	Year to date
		Month	(7 month)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	(492)	(3,959)

Cash flows related to investing activities
1.9	Payment for acquisition of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
(e) other non-current assets
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	—

1.14	Total operating and investing cash flows	—	—

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	189	3,302
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	447	831
1.18	Repayment of borrowings	(112)	(171)
1.19	Dividends paid	—	—
1.20	Other	—	—

	Net financing cash flows	524	3,962

	Net increase (decrease) in cash held	32	3

1.21	Cash at beginning of Month/year to date	38	67
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of Month	70	70

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C Monthly report for
entities admitted on the basis of
commitments

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Month
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	25,000

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	17,434	17,434

3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Month $A’000	Previous Month $A’000

4.1	Cash on hand and at bank	70	38

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of Month (item 1.23)	79	38

     Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 31 August 2010

(Director/Company secretary)

Print name:	Peter R Wetzig
+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C Monthly report for
entities admitted on the basis of
commitments

Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
ON 22 June 2010, the Company signed an equity line agreement with Dutchess Opportunity Funds II for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs. The Dutchess agreement replaces the GEM agreement as set out in the Explanatory Memorandum to Shareholders dated 19 July 2010.
On 3 August 2010, the Company announced a one for four rights issue offer of one new share and three attaching options, at an issue price of $0.01, for every four shares eligible shareholders hold. Shareholders may also apply for additional new shares beyond their entitlement. If fully subscribed the offer would raise approximately $3.1 million. The Rights Issue, unless extended, closes on 6 September 2010 and the final amount raised will not be known until after this date. However, on 27 August 2010, the Company signed subscription agreements for a total amount of up to $1.7 million to be used to fund any shortfall in Rights Issue subscriptions up to $1.7 million. Refer to note 8 for further details of the Rights Issue Prospectus lodged with ASIC on 3 August 2010.
The Company entered into its first product sales contract on 3 August 2010. The contract with the Correctional Services of Papua New Guinea, is to supply 500 MAUL weapons and 50,000 rounds of non-lethal ammunition for a total value of US$3,365,000. The Company expects to complete this contract over the course of the next 18 months following receipt of the initial deposit of US$673,000 due within 90 days of the contract date.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.
+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

2010

rm Limited

[redacted]

ABN 99 064 270 006

Half Year Report

30 June 2010

www.metalstorm.com

2010 Metal Storm Limited ABN 99 064 270 006 Half Year Report 30 June 2010 www.metalstorm.com

METAL STORM LIMITED
A.C.N. 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2A.3
Half-year financial report for the six months ended 30 June 2010
(previous corresponding period 30 June 2009)
Results announcement to the market

				Current Period
Revenues from ordinary activities
(item 2.1)	Up/~~(down)~~	29.12%	to	1,069,353
Loss from ordinary activities after tax attributable to
members (item 2.2)	~~Up~~/(down)	(34.8%)	to	(4,806,969)
Net loss for the period attributable to members
(item 2.3)	~~Up~~/(down)	(34.8%)	to	(4,806,969)

Dividends (distribution)	Amount	Franked amount per
	per security	security

Final dividend (item 2.4)	Nil ¢	Nil ¢

Interim dividend (item 2.4)	Nil ¢	Nil ¢

The Company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the	Not Applicable
Dividend (item 2.5)

Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Previous corresponding
NTA backing	Current period	period

Net tangible asset backing per ordinary security	(1.62¢)	(3.20¢)

i

Metal Storm Limited
Half year report — 30 June 2010
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2009 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
ii

Metal Storm Limited Half year report 30 June 2010
Directors’ Report
Your directors present their report on the consolidated entity consisting of Metal Storm Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2010.
Directors
The names of the Company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:
Mr T J O’Dwyer            (Chairman)
Mr J R Nicholls
Dr L J Finniear            (Managing Director)
Mr T W Tappenden
Review of operations
During 2010 the company has operated within very tight cash constraints. Despite this it has been able to progress the development of its weapon systems and ammunition, and it has achieved a number of important strategic successes in the acquisition of contracts.
•	In March, it received a US$682K production contract from the US Marines to deliver 45 Improvised Explosive Device Training Kits. All of these substantial kits have now been delivered to US Marine bases across the world.

•	In May this year the Company won the US$1.5 million Mission Payload Module – Non Lethal Weapon System contract. The Company is now in the process of designing a new multi-barrel weapon system and new enhanced non-lethal airburst ammunition under this contract.

•	In August the Company won its first volume weapons production order from the Correctional Service of Papua New Guinea, US$3.4M for 500 MAUL weapons and 50,000 rounds of non-lethal ammunition.
Beyond these contracts, the company has continued the development of its 3GL 40mm grenade launcher and STORM40 high explosive ammunition, conducting extensive pre-qualification tests, and demonstrating the weapons firing to US and Australian military and law enforcement officers. Both Australian and US engineering teams are fully utilised on these contracts and product development initiatives.
The loss for the half year was ($4,806,969) with total revenue up to $1,069,353 and total expenses reduced to ($5,876,322). While the half year report has been prepared on a going concern basis we draw your attention to the disclosure in note 1 of the financial statements on page 9 in relation to the uncertainties regarding the Company’s continued future operation.
Auditor’s independence declaration
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4.
This report is made in accordance with a resolution of directors.

Mr T J O’Dwyer	31 August 2010
Chairman	Brisbane

3 | P a g e	Directors’ Report

Metal Storm Limited Half year report 30 June 2010

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Boy 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile 161 7 3257 5999
www.pwc.com/au
Auditor’s Independence Declaration
As lead auditor for the review of Metal Storm Limited for the half year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:
a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Hubbard	Brisbane
Partner	31 August 2010
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

4 | P a g e	Directors’ Report

Metal Storm Limited
Half year report
30 June 2010
Consolidated statements of comprehensive income
For the half-year ended 30 June 2010

		Half-year
		2010	2009
	Notes	$	$
Revenue		618,636	709,670
Other Income	4	450,717	118,505
Net foreign exchange differences		19,818	—

Fair value movement in conversion derivative		407,041	189,829
Consumables used		(197,267)	(63,096)
Finance costs	4	(2,518,673)	(3,553,825)
Employee expenses		(1,956,215)	(2,491,127)
Professional fees		(503,518)	(580,672)
Research and development		(160,617)	(528,218)
Facility expenses		(309,252)	(374,789)
Administrative expenditure		(267,315)	(273,151)
Travel and entertainment		(51,753)	(164,358)
Communication and technology		(79,882)	(138,967)
Public relations and compliance		(258,689)	(203,921)
Exchange differences on foreign translation		—	(22,507)

Loss before income tax		(4,806,969)	(7,376,627)

Income tax		—	—

Loss for the half year		(4,806,969)	(7,376,627)

Other comprehensive income
Currency translation difference		(6,049)	25,977

Other comprehensive income for the half year		(6,049)	25,977

Total comprehensive income for the half year		(4,813,018)	(7,350,650)

		Cents	Cents

Earnings per share for loss attributable to the ordinary equity holders of the parent
Basic and diluted earnings per share		(0.5)	(1.2)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

5 | P a g e	Financial Statements

Metal Storm Limited Half year report 30 June 2010

Consolidated statements of financial position
As at 30 June 2010

		30 June	31 December
		2010	2009
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		37,948	67,350
Trade and other receivables		549,593	309,284
Inventories		338,316	—

Total current assets		925,857	376,634

Non-current assets
Trade and other receivables		80,222	28,679
Property, plant and equipment		367,220	423,715
Intangible assets		—	612

Total non-current assets		447,442	453,006

Total assets		1,373,299	829,640

LIABILITIES
Current Liabilities
Trade and other payables		1,403,143	1,417,188
Conversion derivative		1,894,848	2,337,200
Non-interest-bearing loans and borrowings		12,504,697	11,822,962
Interest-bearing loans and borrowings		4,466,979	4,070,584
Provisions		377,809	359,024

Total current liabilities		20,647,476	20,006,958

Non-current liabilities
Interest-bearing loans and borrowings		—	7,630
Other		—	16,056

Total non-current liabilities		—	23,686

Total liabilities		20,647,476	20,030,644

Net assets (liabilities)		(19,274,177)	(19,201,004)

EQUITY
Contributed equity	5	74,699,472	70,075,033
Reserves		10,579,381	10,470,024
Accumulated losses		(104,553,030)	(99,746,061)

Total equity (deficiency)		(19,274,177)	(19,201,004)

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

6 | P a g e	Financial Statements

Metal Storm Limited Half year report 30 June 2010

Consolidated statements of changes in equity
For the half-year ended 30 June 2010

		Issued		Accumulated
		capital	Reserves	losses	Total equity
		2009	2009	2009	2009
	Notes	$	$	$	$
At 1 January 2009		66,209,718	9,035,414	(88,438,397)	(13,193,265)
Total comprehensive income for the half year		—	25,977	(7,376,627)	(7,350,650)

Transactions with the owners in their capacity as owners
Value of employee share option grants	5	37,050	(37,050)	—	—
Issue of share capital	5	557,720	—	—	557,720

At 30 June 2009		66,804,488	9,024,341	(95,815,024)	(19,986,195)

		Issued		Accumulated
		capital	Reserves	losses	Total equity
		2010	2010	2010	2010
		$	$	$	$
At 1 January 2010		70,075,033	10,470,024	(99,746,061)	(19,201,004)
Total comprehensive income for the half year			(6,049)	(4,806,969)	(4,813,018)

Transactions with the owners in their capacity as owners
Issue of Options		—	115,406	—	115,406
Value of employee shares issued	5	50,303	—	—	50,303
Issue of share capital	5	4,574,136	—	—	4,574,136

At 30 June 2010		74,699,472	10,579,381	(104,553,030)	(19,274,177)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

7 | P a g e	Financial Statements

Metal Storm Limited Half year report 30 June 2010

Consolidated statements of cash flow
For the half-year ended 30 June 2010

		Half-year
		2010	2009
	Notes	$	$
Cash flows from operating activities
Receipts from customers		645,335	1,244,245
Payments to suppliers and employees		(3,904,341)	(4,902,506)
Interest and other costs of finance paid		(215,796)	(984,225)

Net cash outflow from operating activities		(3,474,802)	(4,642,486)

Cash flows from investing activities
Purchase of property, plant and equipment		—	(77,427)
Interest received		7,004	159,329

Net cash inflow from investing activities		7,004	81,902

Cash flows from financing activities
Proceeds from issue of shares		3,112,881	—
Share issue costs		—	(49,174)
Proceeds from borrowings	6	384,024	—
Repayment of borrowings	6	(59,078)	(2,441,900)

Net cash inflow (outflow) from financing activities		3,437,827	(2,491,074)

Net increase (decrease) in cash and cash equivalents		(29,971)	(7,051,658)
Cash and cash equivalents at beginning of the half-year		67,350	7,571,292
Effect of exchange rate changes on cash and cash equivalents		569	(28,768)

Cash and cash equivalents at end of the half-year		37,948	490,866

The above consolidated statements of cash flow should be read in conjunction with the accompanying notes.

8 | P a g e	Financial Statements

Metal Storm Limited Half year report 30 June 2010

Notes to the financial statements
30 June 2010
1	Going Concern
The half year report has been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Group for the 2010 half year and 2009 full year is outlined in the table below:

	30 June 2010	31 December 2009
	$	$
Cash at Bank	37,948	67,350
Loss for the period	(4,806,969)	(11,307,664)
Net cash outflow from operating activities	(3,474,802)	(8,704,228)
Net liabilities	(19,274,177)	(19,201,204)
To continue its operating activities and achieve its commercial objectives over the next 12 months the Directors have projected that the Group will require approximately $10 million of additional funding from external sources. Additionally, on 1 September 2011, convertible notes of $18.9 million will become due and payable unless they are converted to equity at the discretion of the noteholder prior to this date.
As such, there is significant uncertainty with regards to the Company and the Group continuing as a going concern, and therefore, whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.
However, the Directors believe that the Company and Group have reasonable prospects of securing sufficient funding over the next 12 months and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
The Directors have formed this view on the basis of the following:
a)	The Company signed an equity line agreement with Dutchess Opportunity Fund II on 22 June 2010 for a total facility of $25 million. The facility allows the Company, at its sole discretion, to draw down up to $200,000 every 5 days. Whilst the Company can issue draw down notices for up to $200,000, in certain circumstances the level of funding received under the Agreement is variable. For example, certain adjustment events, such as the share price trading below the floor price, can reduce the draw down by 1/5 for every day an adjustment event occurs. The Dutchess agreement replaces the GEM agreement as set out in the Explanatory Memorandum to Shareholders dated 19 July 2010.

b)	On 3 August 2010, the Company announced a one for four rights issue offer of one new share and three attaching options, at an issue price of $0.01, for every four shares eligible shareholders hold. Shareholders may also apply for additional new shares beyond their entitlement. If fully subscribed the offer would raise approximately $3.1 million. The Rights Issue, unless extended, closes on 6 September 2010 and the final amount raised will not be known until after this date. However, on 27 August 2010, the Company signed subscription agreements for a total amount of up to $1.7 million to be used to fund any shortfall in Rights Issue subscriptions up to $1.7 million. Refer to note 8 for further details of the Rights Issue Prospectus lodged with ASIC on 3 August 2010.

c)	The Company entered into its first product sales contract on 3 August 2010. The contract with the Correctional Services of Papua New Guinea, is to supply 500 MAUL weapons and 50,000 rounds of non-lethal ammunition for a total value of US$3,365,000. The Company expects to complete this contract over the course of the next 18 months following receipt of the initial deposit of US$673,000 due within 90 days of the contract date.

d)	The Company continues to seek further more substantial capital raisings and management have continued their work in this area that commenced over 18 months ago.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard AASB 101 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
Due to the variable funding available from the equity line agreement and the need for a more substantial capital raising, there is significant uncertainty as to whether the Company and Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.
The directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due and therefore they have no intention to liquidate or cease trading.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

9 | P a g e	Notes to the Financial Statements

Metal Storm Limited Half year report 30 June 2010

2 Summary of Significant Accounting Policies a.
Basis of preparation of half-year report
This general purpose financial report for the interim half-year reporting period ended 30 June 2010 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2009 and any public announcements made by Metal Storm Limited during the interim reporting period in accordance with the continuous disclosure requirements of the
Corporations Act 2001.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
b.	Inventory
Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated cost necessary to make the sale.
c.	Impact of new accounting standards and interpretations not yet applied
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The group’s assessment of the impact of these new standards and interpretations is set out below.
i)	AASB 2009-8 Amendments to Australian Accounting Standards — Group Cash-Settled Share-based Payment Transactions AASB 2 (effective from 1 January 2010)
The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as equity- or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 January 2011. There will be no impact on the group’s financial statements.
ii)	AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective form 1 January 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact
iii)	AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements
On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. The Company is listed on the ASX and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

10 | P a g e	Notes to the Financial Statements

Metal Storm Limited Half year report 30 June 2010
Notes to the financial statements
30 June 2010 (continued)

3	Segment information
Management has determined the operating segments based on the reports reviewed by the CEO which are used to make strategic decisions.
The CEO monitors the performance of each segment independently. The Australia segment focuses on developing electronically initiated stacked projectile weapons systems for military and law enforcement markets. The United States segment pursue contracts with military customers and defence contractors where Metal Storm stacked projectile technology and component weapon systems can be applied for specific end-user requirements or where it enhances Metal Storm’s presence in the defence industry.

			Inter-segment
	Australia	United States	eliminations	Consolidated
	$	$	$	$

30 June 2010
Segment loss	(5,543,682)	(27,947)	764,660	(4,806,969)

Items included in segment loss
Revenue
Revenue from external customers	—	618,636	—	618,636
Other income	7,699	443,018	—	450,717

Expenses
Interest expense	225,847	5,922	—	231,769
Accretion expense	983,904	—	—	983,904
Depreciation	47,314	9,181	—	56,495
Amortisation	612	—	—	612
Transaction Cost	1,303,000	—	—	1,303,000

30 June 2009

Segment loss	(7,181,108)	(894,550)	699,031	(7,376,627)

Items included in segment loss
Revenue
Revenue from external customers	—	709,670	—	709,670
Other income	107,031	98	—	107,129

Expenses
Interest expense	984,225	—	—	984,225
Accretion expense	2,569,600	—	—	2,569,600
Depreciation	63,897	12,849	—	76,746
Amortisation	11,999	—	—	11,999

Balance Sheet Information
30 June 2010

Segment assets	519,208	1,134,475	(280,384)	1,373,299

Segment liabilities	20,098,073	23,319,525	(22,770,122)	20,647,476

31 December 2009

Segment assets	569,601	262,959	(2,920)	829,640

Segment liabilities	19,344,629	22,570,649	(21,884,634)	20,030,644

Revenue for the United States segment in 2010 involves revenues from the US Government totalling $618,636.

11 | P a g e	Notes to the Financial Statements

Metal Storm Limited Half year report 30 June 2010
Notes to the financial statements
30 June 2010 (continued)

4	Loss for the half-year
Loss for the half-year includes the following items that are unusual because of their nature, size or incidence:
Other income includes $442,953 resulting from the settlement of a legal action that was initiated against a trade debtor in 2008. The terms of the settlement remain confidential.

	Half-year
	2010	2009
	$	$
Finance costs
Accretion expense	983,904	2,569,600
Interest expense	231,769	984,225
Transaction costs	1,303,000	—

	2,518,673	3,553,825
Accretion expense relates to the accretion of convertible notes using an effective interest rate.
Interest expense predominately relates to interest payments to convertible note holders at a rate of 10%pa in accordance with terms and conditions of the convertible notes trust deed.
Transaction costs represent the fair value of share based payment expenses incurred in securing additional capital for the Company during the half year.

5	Equity securities issued
Issues of ordinary shares during the half year

		Number	Issue Price	Value
At 1 January 2009		613,555,252		66,209,718
Conversion of notes first quarter		7,287,985	$0.0400	269,982
Conversion of notes second quarter		7,278,292	$0.0400	287,738
Issue of Shares – 8 April 2010		950,000	$0.0039	37,050

At 30 June 2009		629,071,529		66,804,488

At 1 January 2010		791,858,986		70,075,032
Exercise of listed options		12,332	$0.1500	1,850
Exercise of unlisted options		51,715,599	$0.0010	51,716
Conversion of notes first quarter	i	2,201,216	$0.0200	43,920
Conversion of notes second quarter	i	24,664,175	$0.0100	229,740
Issue of Shares – 4 January 2010	ii	12,500,000	$0.0160	200,000
Issue of Shares – 4 January 2010	ii	40,000,000	$0.0174	697,226
Issue of Shares – 4 January & 4 March 2010	ii	49,444,444	$0.0162	800,000
Issue of Shares – 5 March 2010	ii	52,669,568	$0.0133	700,000
Issue of Shares – 29 March 2010	ii	27,900,794	$0.0143	400,000
Issue of Shares – 13 April 2010	ii	2,022,592	$0.0139	28,144
Issue of Shares – 16 April & 14 May 2010	ii	25,000,000	$0.0126	315,000
Issue of Shares – 30 April 2010	ii	14,285,714	$0.0140	159,787
Issue of Shares – 14 May 2010	ii	33,333,333	$0.0081	269,210
Issue of Shares – 24 May 2010	ii	1,931,152	$0.0115	22,159
Issue of Shares – 23 June 2010	ii	25,510,203	$0.0098	202,688
Issue of Shares – 29 June 2010	ii	17,719,298	$0.0171	303,000
Issue of Shares – 30 June 2010	ii	20,636,715	$0.0097	200,000

At 30 June 2010		1,193,406,121		74,699,472

i	Issue price is based on calculation according to Trust Deed. Value is based on the amortised cost of the notes converted.

ii	Issue price has been rounded to 4 decimal places.

12 | P a g e	Notes to the Financial Statements

Metal Storm Limited Half year report 30 June 2010
Notes to the financial statements
30 June 2010 (continued)

6	Proceeds and repayment of borrowings
During the year the Company repaid $50,000 as partial payment of a loan to BL Capital (a related party) of which Mr Terence O’Dwyer is a principle.
BL Capital lent the Company a further $50,000 on the same terms as the existing loan which is non-interest bearing and has no fixed repayment dates. The loan is unsecured.
Separately, the Company borrowed $275,000 from an unrelated party with a final repayment date no later than 27 November 2010. Early repayment is allowed at no penalty.
Interest on the loan is $32,247 over the 7 months term. Interest can be paid to the holder in shares at the discretion of the lender calculated at issue price of 1 cent per share. The loan is unsecured.

7	Contingencies
There are no known contingent liabilities at 30 June 2010.

8	Events occurring after the balance sheet date
On 15 July 2010, the Company filed its Form 20-F with the United States Securities and Exchange Commission.
On 19 July 2010, the Company announced it would be holding a General Meeting on 19 August 2010 to seek shareholder approval for the issue of securities under the Dutchess Line Agreement, the issue of securities under subscription agreements as well as the previous issue of securities for a number of placements conducted in the first half of the year.
The meeting was held on 19 August 2010 and all resolutions were passed.
On 3 August 2010, the Company lodged a prospectus for a non-renounceable pro-rata rights issue with ASIC to raise up to $3.1 million.
The rights issue is an offer to shareholders in Australia, New Zealand and Singapore to subscribe for one new share and three attaching options, at an issue price of $0.01, for every four shares they held on the record date of 11 August 2010. Shareholders may also apply for additional new shares beyond their entitlement which will be subject to scale back if the offer is over subscribed. The new shares rank equally in all respects with the Company’s existing ordinary shares.
The offer closes on 6 September 2010 and the new shares will be allotted on 8 September 2010.
Also on 3 August 2010, the Company announced it had been awarded a volume weapons production contract totalling US$3,365,000. The contract is for the supply of 500 MAUL and 50,000 rounds of non lethal ammunition to the Papua New Guinea Correctional Services.
The first 50 weapons are due to be delivered in February 2011.
The Company has also received confirmation of its registration under the R&D Tax Concession scheme under Section 39J of the Industry Research and Development Act 1986. The Company should receive a tax rebate worth approximately $620,000 after processing of its annual tax return.
The Company recently obtained $400,000 worth of unsecured loans from two existing Shareholders to assist the Company to continue operating until the general meeting to be held on 19 August 2010. The terms of the loans do not require repayment of the principal until after completion of the Rights Issue.
On 27 August 2010 the Company announced it had entered into subscriptions agreements totalling up to $1.7 million. The placements are to fund any shortfall in the rights issue to maximum of $1.7 million meaning the total funds that can be raise by these placements and the rights issue combined in $3.1 million. Under the subscription agreements, shares will be issued at $0.01 and have three attached options with the same terms and conditions as the rights issue. The subscription agreements can be called at the discretion of the Company over the next three months.
There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the half year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

13 | P a g e	Notes to the Financial Statements

Metal Storm Limited Half year report 30 June 2010
Directors’ Declaration
In the directors’ opinion:
(a)	the financial statements and notes set out on pages 5 to 13 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the half-year ended on that date; and
(b)	there are reasonable grounds to believe that Metal Storm Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.

Mr T J O’Dwyer	31 August 2010
Chairman	Brisbane

14 | P a g e	Directors’ Declaration

Independent auditor’s review report to the members of Metal Storm Limited	PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257
5000 Facsimile +61 7 3257
5999 www.pwc.com/au
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Metal Storm Limited, which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Metal Storm Limited Group (the consolidated entity). The consolidated entity comprises both Metal Storm Limited (the company) and the entities it controlled during that half-year.
Directors’ responsibility for the half-year financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Metal Storm Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Liability limited by a scheme approved under Professional Standards Legislation

15 | Page	Independent Auditor’s Review Report

Independence
In conducting our review, we have complied with the independence requirements of the
Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Metal Storm Limited is not in accordance with the Corporations Act 2001 including:
(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the half-year ended on that date; and
(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualifying our conclusion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the Group will continue as a going concern and, therefore, whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.
PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	31 August 2010

16 | Page	Independent Auditor’s Review Report

METAL STORM LIMITED ACN 064 270 006
Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia – Wednesday, 1 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) proposes to issue 7,500,000 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement and 4,166,625 shares pursuant to a subscription agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,166,625 ordinary shares 2. 7,500,000 ordinary shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued upon exercise of unquoted options 2. Fully paid ordinary shares issued pursuant to Equity Line of Credit Arrangement

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. $0.001 per share 2. $0.009 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Issued upon exercise of unquoted options

2. The funds raised will be used for working capital to continue the development and testing of the Company's current products and to develop and deliver Metal Storm systems under recent contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 31 August 2010 2. 1 September 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,272,946,003 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	156,508,822	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub—registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	2 September 2010

(~~Director~~/Company secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 1 September 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
23 Feb 12	$0.018	101,062,425
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,893,836
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		156,508,822

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN
Brisbane, Australia — 2 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
First up, I would like to remind you all that the Rights Issue is currently open, but will close at 5pm AEST on 6th September — this coming Monday. This may be your last chance to participate at a stock price that is in line with our recent stock issues. For every 1 cent you invest, you wil receive a Metal storm share plus three unlisted 1.5 cent options. The company has never offered better terms in a Rights Issue, and it might never do so again.
Please be aware that while the form lists your entitlement, you are able to subscribe for more than this entitlement if you want to. If some shareholders do not take up their entitlements, we may be able to allot you part or all of the oversubscription you request. If you need a new subscription form please contact the Company, or Computershare on 1300 552 270 within Australia or +61 3 9415 4000 outside Australia. If you have already subscribed, but wish to increase your subscription you can simply pay the additional amount into the same BPAY number that is on your subscription form.
At the time of writing we have over $1.2M in subscriptions plus $1.7M in Share Placement Agreements to take up any shortfall on the same terms, so the Company is well on the way to its $3.1M target.
Some shareholders have asked me what the options are for, and were concerned that if they took up the Rights Issue they might be obligated to pay Metal Storm the 1.5 cents for each option in the future. I would like to make it clear to everyone that each of these options gives you the Right — if you choose to — to buy a Metal Storm share for 1.5 cents from the Company at any time you wish over the next 3 years. You do not have to buy that share if you don’t want to. If you hold these options they do not obligate you to pay anything in the future to Metal Storm unless you decide to use those options to buy shares.
COMPANY UPDATE
As you may he aware, the Company recently signed a US$3.36M Contract with the Papua New Guinea (PNG) Corrective Service for 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition. This contract is to be delivered over the coming 18 months and provides a clear example of the opportunities available and being pursued beyond the USA and Europe.
At the same time, the Metal Storm Inc (MSI) is advancing through its contract to further develop the Mission Payload Module — Non Lethal Weapon System for the US Marines. This FireStorm variant weapon system is being designed specifically to US Marines requirements to provide large scale, effective crowd control from its Humvees and other armoured vehicles. Metal Storm’s lightweight, high firepower capabilities are ideal for this weapon system.
I am sure it is understood that these contracts are both for non-lethal weapon systems. The move to encompass non-lethal systems as a core part of our product portfolio has been a deliberate and calculated strategy. It capitalises on key Metal Storm advantages — extremely lightweight weapons, high firepower and delivering a scalable response to a threat. In modern warfare, peacekeeping and law enforcement, this requirement is growing rapidly, and few, if any technologies can compete with the clear advantages of Metal Storm.

Metal Storm Limited
ACN 064 270 006
R&D TAX CONCESSION
The Company has recently been advised that its claim for a $628,000 rebate on its R&D costs for the 2009/2010 tax year has been allowed. The claim will be paid in cash, and the funds should be with Metal Storm within 60 days.
PNG CORRECTIONAL SERVICE
As advised to the ASX on 3rd August, Metal Storm has been awarded a US$3.36M contract to deliver 500 MAUL™ weapons, 50 000 rounds of non-lethal ammunition, plus training.
PNG correctional Service intends to deploy the weapons with Correctional Service Officers throughout the country. MAUL™ will give officers a greater opportunity to use scalable force when faced with threats or in pursuit of their duties to keep prisoners in custody.
An additional advantage for PNG Correctional Service is that weapons that are lost or stolen cannot be used with conventional illegally obtained ammunition. Illegal arms possession is a big problem in PNG and the Government are determined to tackle the issue on a variety of fronts. By purchasing Metal Storm weapons the PNG Correctional Service is contributing to Government arms control by ensuring that, if stolen, its new weapons cannot be used effectively by criminals.
The Minister, the Honourable Tony Aimo MP said that PNG Correctional Service sees the capacity of MAUL™ to deliver a rapid and escalating response as exactly what is necessary for security in PNG prisons.
“PNG is delighted to be able to source weapons at the leading edge of shotgun technology and we hope in due course to have about 1500 of these weapons in service”, the Minister said. He expects ratification of the urgent purchase through the usual government protocols shortly.
US MARINES MISSION PAYLOAD MODULE — NON LETHAL WEAPON SYSTEM
I can now provide some further detail on this project.
The US Military requirements for Mission Payload Module — Non Lethal Weapons Systems (MPM-NLWS) project were first identified through experience and lessons learned in Afghanistan and Iraq. These were then articulated through Urgent Universal Needs Statements (UUNS) with input from the Infantry Operational Advisory Group. Overall this highlighted a capability gap where there was a need for a robust system with increased range over the current systems that could incapacitate targeted individuals and transition from NL to lethal fires seamlessly1.
From this analysis the formal system requirements for MPM-NLWS were defined to provide the US Marines with the enhanced capability needed to conduct perimeter security, support urban operations, delend control points and conduct convoy security more effectively.
In May 2008 at the National Defense Industrial Association (NDIA) symposium US Marine Corps Command provided a briefing on MPM-NLWS that provided requirements, timelines and a programme outline for the new Weapon System. 2

[1]	Mission Payload Module — Non Lethal Weapons Systems by CW05 Ray Grundy, USMC (Ret) Published in the marine Corps Gazette December 2009

[2]	http://www.dtic.mil/India/2008Intl/MissionPayloadModuleNLWeaponSystem.pdf

Metal Storm Limited
ACN 064 270 006
In June 2008 Metal Storm Inc (MSI) was one of two companies awarded a US$103,751 contract for a Market Research Demonstration. MSI successfully demonstrated Firestorm to the Marines in September 2008, firing frangible nose blunt impact and cargo munitions at ranges between 30 and 150m.
In August 2009 the Marine Corps issued a solicitation for the Technology Development Phase of the project and in April 2010 Metal Storm and General Dynamics were each awarded contracts to develop the MPM-NLWS.
A comprehensive set of requirements for the weapon system and ammunition were specified within the System Performance Specification. Key requirements include:
•	The range of MPM-NLWS shall be between 30m to 150m (10m to 500m is desired);

•	Each munition should incapacitate 75% of personnel within a 5m x 5m (7m x 7m desired) target area for at least 30 seconds (5 minutes desired); and

•	Target engagement time shall not exceed 8 seconds (4 seconds desired).
There is also a requirement to complete a certain number of engagements before reload, which is clearly an advantage of the Metal Storm slacked projectile technology.
The US Marines have publicly stated that in the first acquisition spiral it intends to acquire 312 MPM-NLWS systems. This represents a very important opportunity for Metal Storm.
Metal Storm is well advanced with its work on this contract, and I am pleased with the progress and results so far.
For further information I refer you to the links provided in the footnotes, and also to the excellent article in the Marine Corps Gazette.3
US MARINES IED TRAINING KIT CONTRACT
I am pleased to report that MSI has delivered all 45 IED Training Kits, and all have been officially accepted by the US Marines. This successfully concludes this contract for the US DoD.
Our IED Training kits now reside with US Marines Explosive Ordnance Disposal (Bomb Disposal) teams around the world. They are being used to create a wide variety of Improvised Explosive

[3]	Article available at www.metalstorm.com in the Press Articles Sidebar

Metal Storm Limited
ACN 064 270 006
Devices (IED) of the kind found in current conflict zones. EOD specialists can now study IED construction and defeat more easily, and we hope that through these training kits, Metal Storm is helping to reduce casualties in current conflict zones.
The Company has had a number of enquiries from other allied forces with respect to the provision of IED Training Kits and we are following through on these enquiries.
OTHER NEWS
Metal Storm is displaying weapons and technology at the biennial Land Warfare Conference held in Brisbane in November. This conference and exhibition covers more than 15000sqm and is expected to host between 1500-2000 delegates from around the world. In addition to having a presence in the main hall, the company has also been selected to present a formal paper to the conference.
In late September MSI will be exhibiting at the Modern Day Marine exposition, and in late October, MSI will also exhibiting at the Association of United States Army (AUSA) exposition in Washington DC.
In closing, on behalf of the Board and staff of Metal Storm, I would once again thank you, our shareholders, for your ongoing support

/s/ Dr Lee J Finniear
Dr Lee J Finniear
CEO Metal Storm Limited

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Strorm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane. Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projects, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend’, “expect”, “believe’’ and similar expressions are intended to Identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personal. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 Investors Support Metal Storm Rights Issue
Brisbane, Australia — 2 September 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence Technology specialist Metal Storm announced on 3 August 2010 a Rights Issue which is currently open for applications and is due to close on Monday 6 September 2010.
As at the close of business Wednesday 1 September 2010 Metal Storm had received applications for $709,412 in entitlements and $512,161 in additional shares bringing the total applications to $1,231,573 with three further days to the close of applications.
The Company announced on 27 August subscription agreements for up to $1.7 million in funding committed by other investors to take up any short fall in the rights issue. These subscription funds will be scaled back to give shareholders’ additional share applications preference.
Rights issue applications and subscription agreement commitments now total over $2.9 million out of a maximum possible issue of $3.1 million.
The Company announced previously that within three months of the Rights Issue closing, it intends to use the subscription agreements to place all or part of any shortfall of securities under the Rights Issue.
Metal Storm CEO, Dr Lee Finniear, welcomed this investor support.
“I thank all shareholders for their continuing support for the Company as we move into the production phase of our life-cycle.”
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: September 3, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary